May 24, 2019

Garold Spindler
Managing Director and Chief Executive Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

       Re: Coronado Global Resources Inc.
           Registration Statement on Form 10-12G
           Filed April 29, 2019
           File No. 000-56044

Dear Mr. Spindler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Customers, page 8

1. We note your two material customers, Xcoal Energy and Tata Steel. Please discuss any contracts you have with these material customers.
U.S. Sales and Marketing, page 9

2. We note your U.S. coal sales are typically priced in reference to an export metallurgical coal bench mark index. Please modify your filing to provide a chart or graph presenting the appropriate historical industry price index for your salable products for the last 5 years. See Item 303(a)(3)(ii) of Regulation S-K.
 Garold Spindler
FirstNameGlobal Resources Inc.
Coronado LastNameGarold Spindler
Comapany NameCoronado Global Resources Inc.
May 24, 2019
May 24, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Coal Revenues, page 69

3. We note your disclosure that U.S. sales volumes were reduced due to low availability of third-party raw coal for purchase, processing, and resale by your mine operators. Please disclose the tonnage, cost, and revenues of your third party coal purchases separate from that of your operating mines.
Supplemental Segment Financial Data, page 78

4. Please reconcile the numerators used for average realized price per Mt sold and cost per
         Mt sold here and elsewhere throughout the filing to information in your financial statements for each period presented. Also, if you are excluding freight expense, Stanwell rebate, other royalty expenses and/or depreciation, depletion and amortization from cost per Mt sold, please so state and disclose why they are not included. Reconciliation of Non-GAAP Financial Measures, page 81

5. Your disclosures of EBITDA and Pro forma EBITDA reflect adjustments not typically included in EBITDA, as commonly defined. Accordingly, please retitle these measures to reflect this difference. Refer to Question 103.01 of the Compliance and Disclosure
         Interpretations related to Non-GAAP Financial Measures.
Liquidity and Capital Resources
Financial Covenants, page 84

6. Please clarify whether you were in compliance with your debt covenants during the periods presented. Also, disclose the actual ratios/amounts for your material financial covenants for each period presented and show how the actual covenant ratios/amounts are computed for each period presented by reconciling them to GAAP amounts. Refer to
         Items 303(a)(1) and (2) of Regulation S-K and Question 102.09 of the Compliance and
         Disclosure Interpretations related to Non-GAAP Financial Measures. Historical Cash Flows and Free Cash Flow, page 85

7. Please retitle the operating cash flow non-GAAP measure, so it is not confused with being a GAAP measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K. Also, provide the disclosures required by Item 10(e) of Regulation S-K for this non-GAAP measure.
Properties, page 94

8. Proven and probable reserves are disclosed for your Curragh, Buchanan, Logan,
         Greenbrier operating mines and your Pangburn-Shaner-Fallowfield, Amonate, and Russell
         County coal projects. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic
 Garold Spindler
Coronado Global Resources Inc.
May 24, 2019
Page 3
         feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

         To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.
9. We note your two development mining properties and one idle mining property.
         Please expand your disclosure concerning your exploration plans for these properties to address the following points.

             Disclose a brief geological justification for each of the exploration projects written in non-technical language.

             Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

             If there is a phased program planned, briefly outline all phases.

             If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

             Disclose how the exploration program will be funded.

             Identify who will be conducting any proposed exploration work, and discuss their qualifications.
Certain Relationships and Related Transactions, page 134
FirstName LastNameGarold Spindler
Comapany NameCoronado Global Resources Inc.
10. Please add disclosure regarding the note receivable with JEP VIE and the WICET
May 24, 2019 Page 3 set forth in footnote 25 to your financial statements on page F-56.
       agreement, as
FirstName LastName
 Garold Spindler
FirstNameGlobal Resources Inc.
Coronado LastNameGarold Spindler
Comapany NameCoronado Global Resources Inc.
May 24, 2019
May 24, 2019 Page 4
Page 4
FirstName LastName
Choice of Forum, page 147

11. We note that your forum selection provision set forth in your Amended and Restated By-
         Laws filed as Exhibit 3.2 identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." However, your disclosure on page 147 identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for such claims. Please revise to ensure that your disclosure on page 147, and your disclosure in your related risk factor on page 61, is consistent with your exclusive forum provision.
12. We also note your disclosure on page 147 that the choice of forum provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated By-Laws states this clearly, or tell us how you will ensure that investors and shareholders will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or
         Exchange Act.
Item 13. Financial Statements and Supplementary Data, page 149

13. Please provide the quarterly financial data required by Item 302(a) of Regulation S-K.
Consolidated Statements of Stockholders' Equity/Members' Capital, page F-5

14. As a part of the reorganization transactions, please reclassify to additional paid-in capital your retained earnings as of the date you converted from a LLC to a C corporation. Refer to SAB Topic 4:B.
Unaudited Pro Forma Combined Financial Information, page F-103

15. Please revise to include adjustments to convert Curragh's IFRS financial statements to US
         GAAP with a US GAAP subtotal for Curragh appearing before pro forma adjustments.
         Refer to Rule 11-02 of Regulation S-X.
Exhibits

16. Please file your agreements with Stanwell Corporation Limited, your mining services contract with Thiess Pty Ltd., your rail haulage agreements, your coal sales agreements with Xcoal and the office sharing agreement, or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Garold Spindler
Coronado Global Resources Inc.
May 24, 2019
Page 5

       You may contact Brian McAllister at (202) 551-3341 or Rufus Decker, Accounting
Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Pam Howell,
Special Counsel, at (202) 551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameGarold Spindler
                                                          Division of
Corporation Finance
Comapany NameCoronado Global Resources Inc.
                                                          Office of Beverages,
Apparel and
May 24, 2019 Page 5                                       Mining
FirstName LastName